Empatan Public Limited Company

Mespil Busines Centre

Mespil House, Sussex Road

Dublin 4, Ireland

December 27, 2022

By EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, DC 20549 Attention: Ryan Rohn Stephen Krikorian Patrick Faller Jeff Kauten

Re:	Empatan Public Limited Company

Registration Statement on Form F-4

Filed November 29, 2022

File No. 333-267301

Ladies and Gentlemen:

This letter sets forth responses of Empatan Public Limited Company (the “Company”) to the comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated December 16, 2022 relating to the Registration Statement on Form F-4 (File No. 333-267301) (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 4”).

For convenience, we have set forth below, in italicized, bold type, the enumerated written comments provided in the Staff’s letter to the Company dated December 16, 2022. The response of the Company to each comment is set forth immediately following the comment. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 4.

Amendment No. 3 Registration Statement on Form F-4 Filed November 29, 2022

Security Matters Limited

Consolidated Financial Statements, page F-50

1.

Your disclosure on page F-50 states you are listed on the Australian Stock Exchange. Tell us your reporting obligations as a part of being listed on this Exchange. If applicable, please include the more current financial statements in your filing. Refer to Item 8.A.5 of Form 20-F.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff of SMX’s reporting obligations, as part of being listed on the Australian Stock Exchange, are as follows:

•	File a preliminary final annual report by February 28

•	File an annual report by March 31

•	File a half year report for the six months ended June 30, by August 31

•	File Appendix 4C – Unaudited quarterly management cashflow report, by the end of the following month after each quarterly period

Additionally, we advise the Staff that SMX’s current financial statements reported to the Australian Stock Exchange are the interim consolidated financial statements for the period ended June 30, 2022, which are included in Amendment No. 4. Since these financial statements are the latest financial statements available for SMX and cover the first six months of the financial year, we respectfully advise the Staff that such financial statements comply with the requirements of Item 8.A.5 of Form 20-F.

Notes to Consolidated Financial Statements

Intangible assets

Note 2 - Significant Accounting Policies, page F-69

2.

We have reviewed your expanded disclosures in response to prior comment 12. Your expanded disclosures state, “expenditures on internally developed products are mainly employee salaries and legal fees for filing of patents.” Further, your disclosure indicates that your capitalized development activities focus on three disclosed activities. Your disclosure in Note 4 on page F-51 also discloses various items in your intangible assets balance. Please expand your reconciliation table in Note 7 on page F-76 to distinguish between the classes of intangible assets included in the balance. Refer to IAS 38.118. In addition, we repeat our prior comment to consider revising your Critical Accounting Policies and Estimates disclosures on page 254 to address the subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff that the intangible asset as of December 31, 2021, consists solely of one class of intangible asset which is capitalized costs of internally developed intangible asset, while intangible assets as of June 30, 2022, consist of two classes which are:

1.	Capitalization of cost of internally developed intangible asset, and

2.	Exclusive license acquired in 2022.

The sole class of asset which consists of the capitalization costs of internally developed intangible asset that existed in 2021 is comprised of salaries and legal fees and is based on the three disclosed activities. Neither the legal fees, the salaries nor each of the three disclosed activities, which represent the life cycle of the development process, constitutes a separate class of asset.

Pursuant to the Staff’s request, the Company has revised the disclosure on pages 252-255, F-51 and F-76 of Amendment No. 4 to reflect the Staff’s comment.

*    *     *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Joshua M. Samek, Esq. of DLA Piper LLP (US), counsel to Lionheart III Corp, at (305)-702-8880.

Very truly yours,

Haggai Alon, Chief Executive Officer

cc:	Joshua M. Samek, Esq.
DLA Piper LLP (US)

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